Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).
TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

TD AMERITRADE
Moderator: Bill Murray
January 20, 2009
7:30 am CT

Operator:	Good day everyone and welcome to the TD Ameritrade Holding Corporation first quarter fiscal year 2009 earnings results conference call. Today’s call is being recorded.

With us today from the company is President and Chief Executive Officer, Fred Tomczyk; and Chief Financial Officer, Bill Gerber.

At this time, I’ll turn the call over to Mr. Bill Murray, Managing Director of the Investor Relations Communications and Public Affairs. Please go ahead, sir.

Bill Murray:	Thank you, Gretchen. Good morning everyone and welcome to the TD Ameritrade December quarter earnings call. Hopefully, you’ve had a chance to review our press release which can be found on amtd.com along with today’s presentation.

Before we begin, I’d like to familiarize you with the Safe Harbor disclosure and other disclosures under the federal securities laws. The call contains forward-looking statements involving risks, uncertainties and assumptions that may cause actual results to differ materially from those anticipated. Please review these risk factors which are disclosed in our most recent annual report on Form 10-K.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Management will be discussing some non-GAAP financial measures as well, but ((inaudible)) liquid assets. You can find a reconciliation of these financial measures to the most comparable GAAP financial measures in the slide presentation. This call is intended for investors and analysts and may not be reproduced in the media in whole or in part without prior consent of TD Ameritrade.

At this point, I’d like to turn the call over to TD Ameritrade President and CEO, Fred Tomczyk will followed by our CFO Bill Gerber. Fred.

Fred Tomczyk:	Thanks, Bill and good morning everyone and thank you for joining us on the call today. I’d like to start this morning by saying that we’re pleased with our results for the December quarter, especially in light of the current difficult market environment.

These certainly are unprecedented times. We’re in a recession and credit crunch that is, at best, half way through and we’re seeing unprecedented government intervention, low market valuations and near zero interest rate levels.

As you can see on slide 3, we earned 31 cents per share, one of the better quarters in TD Ameritrade’s history. It’s down from 40 cents a share a year ago which was a record for us and included a 3 cent, one-time tax benefit. Excluding the tax benefit EPS is down 16% from the same time a year ago.

The fundamentals of our business remain strong as evidenced by our 49% pre tax margins and 234 billion in client assets including 52 billion in client cash. Client assets were down 22% but this is at the same time that the NASDAQ and the S&P 500 were down about 40% from a year ago. The combination of asset gathering and increased levels of client cash helped cushion the impact of the market downturn.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Strong organic growth is evident in our basic operating metrics, net new assets, new accounts, and trades per day. Net new assets were just under 8 billion or 11% of beginning assets on an annualized basis. If you’ll recall, we gave you a range of 7 to 11% on net new assets. So we’re right at the top end of the range. We continue to see good traction on our asset gathering strategy.

In addition, clients remained engaged in the market. Trades per day averaged 357,000 per day for the quarter, up 15% over the same quarter last year. And our strong brand in investments in advertising helped us open 217,000 new accounts in the quarter, our best quarter for new accounts in 9 years, all indications that our strategy is working despite the tough economy. We’ll remain focused on asset gathering and on maintaining our number 1 position in trades taking advantage of the current dislocation in the market.

The acquisition of thinkorswim will help us with that, advancing our trading and investor education strategy by several years. Our strong financial position and our acquisition and integration capabilities will allow us to advance our strategy in the midst of this difficult market.

Prudent management of the firm’s balance sheet and our ability to generate cash has allowed us, not only, to produce these quarterly results but also to reach $1.3 billion in liquid assets at the end of the quarter. Bill Gerber will give you more details on that in a few moments.

If you turn to slide 4, I’d like to give you more detail on our asset gathering efforts. Net new assets in the December quarter were 7.8 billion. That’s up about 1 billion from a year ago, when you exclude the approximately 2.3 billion attributed to eTrade’s dislocation last December. As I said earlier, net new assets were 11% of total beginning assets on an annualized basis, clearly putting us in the same league with other premiere asset gatherers.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

We attribute this success to a number of efforts. First, we benefited from the dislocation in the market. We’ve seen increased in flows from smaller banks and thrifts, as well as from full service brokerage organizations. Clients are coming to us questioning how much they’re paying for their advise and looking for a company with a strong balance sheet and a different value proposition. We’ve made improvements in client service that have improved our client and asset retention. We’ve also enhanced our trading programs and added incentives for our call center associates to increase the quality of lead referrals to the branches.

Our increased marketing of share wallet campaigns have really paid off for us. New accounts were up 46% from 149,000 a year ago to 217,000 for the December quarter. Our marketing efforts have addressed the issues facing investors today. And we believe we are reaching those people who are looking for a strong and stable company with the right combination of products, price, value added tools and information all delivered on an objective basis.

Our cost per new account was down to $215 from $304 for the same quarter last year. The decision to increase our advertising spend in the fall has really paid off for us. And these strong asset gathering results are despite a $2 billion year-over-year decrease in dividends and interest.

I’d like to turn now to the trader side of the business. If you look at slide 5, you can see the trades per day for the quarter up 15% year-over-year and up 50% from December 2006 quarter to an average of 357,000 trades per day. Maintaining our leadership position in trades per day is a key focus for us and numbers show our clients remain engaged in the market. As we’ve said before, active traders will continue to trade in volatile markets.

We’ve seen an 80% increase in conditional orders from last quarter, and we attribute that to a continued focus on and delivery of risk management tools to help clients manage their portfolios.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Education is another important component of our strategy. During the December quarter, we had close to 30,000 clients take advantage of education opportunities. And we believe this also plays a role in keeping clients engaged.

January trades per day are 310,000 month-to-date and we believe that a new administration in Washington and the resulting new programs to help stimulate the economy will create continued activity in the market. This should help us to maintain a healthy level of trades per day and the addition of thinkorswim will add further to our trading volumes.

If you turn to slide 6, I’d like to talk briefly about thinkorswim. There are two kinds of acquisitions, and we’ve said this before, those that add scale and those that add capabilities. Thinkorswim is the fastest growing online broker in our industry and it leads the industry in option trades per day. This growth, their best-in-class trading platform and their best in class investor education programs are what attracted us to them and why we see this as more of a capability type of transaction, than a scale transaction.

Thinkorswim is a perfect fit for TD Ameritrade and will advance our trading and education strategy by several years. It’s also a deal that is financial attractive to both sets of shareholders. It will bring us about $68 million in net income excluding synergies which post the share buyback will be financed 100% with cash, that to be quite honest, would otherwise earn next to nothing in the current near zero interest rate environment. We expect about 55 million in synergies from the deal, of which, about 70% will be revenue synergies as we take thinkorswim’s products and education programs to TD Ameritrade’s existing client base. The other 30% will be in expense synergies. The deal will be accretive at 3 to 7% in 2010 and 10 to 15% within 12 months following the integration and after the buyback.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

And as we’ve all ready said, this deal will not preclude us from looking at other strategic opportunities. If we find another opportunity that we believe is in the best interest of our clients, our associates and our shareholders, we will work hard to take advantage of that opportunity.

Now, before I turn the call over to Bill I’d like to spend a few minutes discussing the current market environment and it’s impact on TD Ameritrade. I’m on slide 7 now.

We had another very strong quarter, but like others in our industry, we are not immune to what’s going on in the marketplace. Like other financial services firms, we’re facing some strong headwinds, including a near zero interest rate environment. These unprecedented levels of interest rates are impacting our net interest margins, as well as the overall yields on money market mutual funds causing us to wave our fees on some of these funds.

We also face an environment of market uncertainty and a depressed stock market. Margin lending has come down significantly inline with market valuations. These headwinds are very real and we see no signs that the overall economic environment will improve over the balance of our fiscal year. As a result, we will be putting in place some mitigating strategies. We will initiate an expense management program this quarter targeting a reduction of our expenses on an annualized basis of $60 million or 6% of expenses excluding advertising.

Our business fundamentals continue to be strong. And we’re seeing near record levels of organic growth. We have a strong brand, strong platforms, excellent client service, the strong branch network with 900 investment consultants, 4,500 independent registered investment advisors and the products and services investors need to make smart decisions and navigate through this environment. We have a strong balance sheet and cash position to get us through this cycle. And as I said before, we will not sacrifice our long term growth strategy and plans for short term gains.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Given the current environment, we are updating our guidance to a range of 90 cents to $1.15. While we did expect a difficult market when we gave our guidance last quarter, none of us envisioned the kind of economic and market environment we are now seeing. The headwinds are strong but we can’t spend a lot of time worrying about what we can’t control. As a management team, we will continue to focus on doing what we can to mitigate the short term headwinds while staying focused on growing our business for the longer term.

Our focus will remain on managing the business come out the other side of the cycle, even stronger, taking advantage of the current dislocation in the market to improve our competitive position and take share. The thinkorswim acquisition is an example of this.

Now, I’ll turn the call over to Bill to walk you through the numbers.

Bill Gerber:	Thanks, Fred. Good morning. As we all know, market conditions remain fragile but TD Ameritrade has, again, delivered solid financial results, actually one of the best quarters in our history. Our strong fundamentals indicate that we can weather this storm and come through in an even better competitive position.

Now, let’s take a closer look at our quarterly results on slide 8. As I go through these comparisons, keep in mind that the December quarter last year was the best quarter in our company’s history in terms of pre tax income, net income, EBITDA and EPS. On line 4, you will note that we earned 611 million in revenue down 31 million or 5% from the same quarter last year. As Fred mentioned, we had a record quarter for trades per day which drove a $27 million increase in transaction based revenues as seen on line one. This was partially offset by lower commission rates seen on line 13, which were down from 13.27 to 12.76. This was primarily due to two items, more free trades as our new account growth soared this last quarter, and lower options trading volume as a percentage of total trades.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

On line 2 asset based revenues were down 56 million primarily due to the current rate environment and lower margin debt levels which I will get into on the next slide. Expenses were up 25 million, as expected, due to our investments in the business, which we have discussed each quarter over the last 18 months or so. Additionally, we spent 47 million in advertising, resulting in 217,000 new accounts with a cost per account of 215.

As Fred said, this is the highest quarter of new accounts in almost 9 years, and actually the second best quarter ever. As you can see on line 9, our pre tax margin was nearly 50% which we are proud of particularly in the current environment. Our effective tax rate for the quarter was 38.6%. You may recall that last year’s rate was lower than usual at 32-1/2% which resulted in a 3 cent per share benefit last year. So our net income was 184 million and our earnings per share was 31 cents. And as I mentioned at the beginning these are very solid results in a very tough market.

Now, let’s take a closer look at our asset based revenues on slide 9. As we’ve all ready mentioned, and as you can see on line 4, asset based revenues were down 56 million versus the same period last year. Essentially, all of the variance, year-over-year, is inline two spread based balances. As you can see, spread based balances has seen a large drop in revenue of about 57 million, although overall balances have remained essentially flat there has been a significant shift in the components of spread based balances.

As a result, the related net interest margin compression from this asset shift has dropped nearly 100 points. As you recall, the key elements of spread based revenues are margin loan related income, the MMDA program, the stock-borrow stock-loan business and payments to clients on their cash. By far, the most significant element in lower spread based revenues is that margin loan balances and rates are down about 4 billion in 180 basis points respectively year-over-year.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

As a result, margin loan related income is down almost 100 million from December 2007 to December 2008. About 80% of this drop is driven by lower margin loan balances and 20% is due to lower margin loan rates. Offsetting this margin drop was an increase in the MMDA revenue of about 7 million as balances grew by about 2.6 billion but were offset by a drop of 45 basis points in yield. The lower yield is a result of new investments in the MMDA portfolio that are dramatically lower rates than a year ago. The stock-borrow stock-loan business benefited the quarter by about 30 million versus last year, primarily driven by over 2 billion lower stock loans at over 200 basis points less cost. We did not need additional funding from the stock loan business as the margin loan balances had fallen so dramatically over the course of the year.

Lastly, payments to clients on their cash fell by about 8 million principally due to falling rates. One last comment on this page. Note that the Fed funds rate has dropped in excess of 94% over the last 12 months. This is an unprecedented movement that has impacted the company.

Now, let’s turn to liquid assets for the quarter on slide 10. We continue to excel as a cash generator. This is especially important in managing a company such as ours through a difficult market environment when new opportunities tend to change and move quickly. We started the quarter at 877 million in liquid assets and ended the quarter at about 1.3 billion. The primary sources of liquid assets were as follows. Net income of 184 million, and regulatory capital of 363 million. Regulatory capital is an anomaly this quarter. Usually it is a use of liquid assets. However, this quarter, it was a source due primarily to two items, first required, net capital in our broker dealer subsidiaries declined 163 million due to the significant decline in margin lending balances. And second, the remaining 200 million was primarily due to the timing of the reserve fund issue, which was not included in liquid assets last quarter but was received from reserve fund this quarter.

The primary uses of liquid assets were a mandatory debt payment of 9 million and 38 million that we used to buyback approximately 3 million shares of our stock, which now leaves us with 1.3

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

billion in liquid assets at the end of the quarter. So our current liquid assets plus our future earnings provides us with flexibility when we think of future considerations around liquidity. Currently we are earmarking 225 million for our acquisition of thinkorswim. Our new buyback program will, in effect, buy up the additional shares being issued in the thinkorswim transaction, to reduce the dilutive effect to our shareholders. More details will be provided as they develop. We are also keeping our powder dry for potential other uses, such as our ongoing discussion with regulators on the auction rate securities issues. Cash is still king in this environment, and we believe our approach is quite prudent.

Now, let’s take a moment to talk about guidance on slide 11. This is a portion of the slide we showed you last quarter that we have updated. As you recall, we recast 2008’s earnings based on the rate compression and effect as of October 23. This resulted in our $1.33 2008 earnings being lowered to approximately $1.21 per share. Since October 23, the Fed has lowered rates another 150 basis points. As such, if you recast 2008 using the new rate environment in effect today, the $1.21 drops to $1.05 per share. So these rate changes and the mix of interest earnings assets has now eliminated 28 cents from 2008. All of this change assumes the midpoint net interest margin of our new 2009 outlook.

Given this context as well as the continued volatility in the markets, we have revaluated our guidance for 2009. As I mentioned last quarter, there were three areas of earnings pressure lower margin loan balances and rates, lower reinvestment rates on the MMDA portfolio and not much room to move on the credit rate side. To that pressure, we now add two more elements which are becoming more meaningful. First, fees on money market funds as the total yield on many money market funds are dropping in this rate environment. As such, we are having to evaluate waving money market fees so that tour client’s yield does not negative.

Second, mutual funds have seen a significant drop in value over the past several months. Our 12 B1 trailers are based on asset values in the fund. We are seeing lower mutual fund fees as a

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

result. Collectively, money market fund fees and mutual fund fees represent about 85% of our fee based revenue. As Fred said, we are looking at several ways to mitigate all of the revenue pressures we are experiencing plus we have determined to lower our expenses by a minimum of 60 million annually. We will be looking to trim things that aren’t working as well as we had hoped, while protecting those things that are working well like our client facing initiatives and marketing.

So we are adjusting our range for 2009 to 90 cents to $1.15 per share. We have always said that we will manage expenses in both good times and in bad investing more in the business when we are doing well and pulling back on investments when times are tough.

So in summary, despite the difficult market, we have leveraged our strong fundamentals to deliver another solid quarter. We are facing some near-term headwinds in this environment but we will manage through them. We will also continue to focus on generating further traction in our asset gathering efforts, doing what’s right to drive client engagement, sales and new assets flowing into our firm. And we will form to maintain our number one market share in trades per day. Again, all of our results are a credit to our strong conservative balance sheet. We will continue to build cash to provide us with flexibility.

We recently announced an agreement to acquire thinkorswim which we are excited about. thinkorswim advances our strategic and financial benefits primarily with respect to our trading business. And we are well positioned to come out at the other end of this cycle stronger than where we stand today. We have a strong business model. It’s focused and not over extended. This has not and will not change.

At TD Ameritrade, we continue to show resilience in tough markets. We’ve been through this before and each time we come out stronger and better positioned to handle the next phase.

And with that, Gretchen, I’ll open it up for Q&A.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Operator:	Thank you, Mr. Murray. The question-and-answer session will be conducted electronically. If you’d like to ask a question, please do so by pressing the star key followed by the digit 1 on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, press star 1 on your touch-tone telephone.

Our first question comes from Howard Chen of Credit Suisse, please go ahead, sir.

Howard Chen:	Good morning, Fred and Bill.

Fred Tomczyk:	Hi, Howard.

Bill Gerber:	Hi, Howard.

Howard Chen:	Thanks for all of the color on the net new asset gathering. Within that 7.8 billion, I guess, could you provide us an update or just for the entire fiscal year could you just provide an update on where your thoughts are for the breakaway broker opportunities and where RAA assets stand today?

Fred Tomczyk:	So RAA assets currently stand about 30% of our total assets right around, I think, it’s $80 billion or so. And I think we’re happy with how our RAA business is doing, I think, as we said last year. It was one of more challenging years but we’re quite happy to the start of 2009.

Having said that, on the breakaway broker market, I think, there’s two things going on here. Number one, we’re seeing sales activity and a number of people we’re talking to at a very high level with all of the dislocation going on to full service brokerage organizations. But I would say that the close rate on those sales activities are probably also at the other end of the spectrum at a

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

low end. And I think there are lots of brokers right now that are getting if you were a full service broker today and your revenues were down significantly, and your clients were feeling like the way they probably are, I’d think you’d be asking yourself, do I take a retention payment where I am or at another full service broker? Or is this really the kind of market do I want to step out and put my own money up? And I think a lot of them are hesitating here. And it wouldn’t surprise me to see that part of the market pull back a bit here for a while.

That’s not to say that the long-term trends will fundamentally change. I think it will be go back to the breakaway market that’s very attractive. But I think we could see a bit of a lull here for a period of time because of the current market environment and their views.

Howard Chen:	That’s helpful. Thanks, Fred. And then Bill, in the revised outlook statement specifically for that average fee based rate earned and the step down that you have assumed in the forward outlook, are you now baking in any money market fee waivers? What’s driving that decline?

Bill Gerber:	We are baking in money market fee waivers. We’re expecting that the interest rate environment is going to continue. And that we would wave to keep our clients at zero, so yes that’s built in.

Howard Chen:	OK. And then can you elaborate on what other options you’re potentially thinking other than waving fees. Is there flexibility to purchase other types of securities in these funds? Are you proactively marketing different types of investment vehicles to the customer base?

Fred Tomczyk:	We’re not looking at purchasing other types of securities right now. I mean we’re not the asset manager like some of our peers. TD Asset Management is the asset manager. And I think their view is to stay relatively conservative in this market.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Having said that, we are looking at other alternatives. We do have a view that the FDIC insured product for the suite vehicles, is actually probably a better product for most investors in today’s market. The net yield you’re earning on a money market mutual fund versus the FDIC insured product are roughly comparable if not less. And the second side of that is I don’t believe most investors today and this is a concern of ours, and I think we can market off it, that they don’t understand the short comings of the government or the treasury guaranteed program on money market mutual funds. So you know we do think that’s a better product. We’re still working through how we might market that and get people more into the FDIC insured product, I think, which is the better product for them. It gives them the guarantee they think they have and don’t have in the money market mutual fund.

Howard Chen:	Great. Thanks and then final one for me, within that spread based revenue assumptions, what’s your revised outlook for margin loan balances going forward?

Bill Gerber:	We expect margin loan to stay right at around where it is around 4.2 billion.

Operator:	OK. Thanks so much.

Bill Gerber:	OK, Howard.

Operator:	Our next question comes from Rich Repetto of Sandler O’Neil; please go ahead.

Rich Repetto:	Yes, good morning, guys.

Bill Gerber:	Hi, Rich.

Fred Tomczyk:	Hi, Rich.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Rich Repetto:	I guess the first question is on the net new assets and the strong number you put up Fred. And could you give more specifics, because before you talked a lot about sort of stopping the leakage, but it seems like we’re at a different level here now. Just some more, I guess, specificity or more specifics.

Fred Tomczyk:	We do think — there’s a couple of things going on Rich. I think if you look at it year-over-year, we have said that we’re quite happy with how our retail business has been doing and that continues. And on that side, that definitely is where we continue to see very good asset retention and client retention.

You’ve seen the new account numbers. That definitely contributes. You know our new accounts are up 49% year-over-year. And so we’re quite happy on the retail side. What we’ve seen year-over-year is that last year wasn’t our best year in the RAA business in the wake of the water hose conversion. You know we’ve talked about that before. It took us a while to earn back our credibility on the market. We think we’ve done that. And that’s starting to show up in some of our numbers.

Rich Repetto:	And there isn’t, how do I put this, you talked about from smaller brokers and the larger traditional investment banks but is it waited one towards the other. Are you seeing more because of the turmoil we’re seeing, I guess, at the larger brokers?

Fred Tomczyk:	I think the turmoil at the larger brokers is probably the number one contributor.

Rich Repetto:	Got you.

Fred Tomczyk:	We definitely — I mean as you recall, I think, your comment after the last quarter was the first time in our history where we increased advertising in the fourth quarter. And that really did

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

pay off as we hit just right to take advantage of the dislocation in the market and we were clearly there and very active during October and November.

Rich Repetto:	OK. And then the next question is on the expenses, Bill, so you’re talking about trying to take out 60 million run rate. And if you look at your guidance and the midpoint, and it looks like you’re baking in about best I can around 30 or 40 in the year, can you just give us a little color on the timing of these expense take outs? Because I know you get a lot less floating rate debt to pay that that’s coming out of the expenses too.

Bill Gerber:	And you’re right, Rich, and about 2/3 of it will hit in 2009. And then the run rate would be in full effect by 2010. So I agree.

Rich Repetto:	So 2/3 were all ready accorded that means most of it comes out this quarter then, the 60 million on the run rate basis?

Bill Gerber:	A lot of it. And you know it was — yes, that’s the easiest way of saying it, yes, without getting into too much detail.

Rich Repetto:	OK. And then lastly, on this waver issue can you tell us the exposure you have like how much in client money is in like we know for example Schwab’s got 30-plus billion in the treasury money market. Can you tell us how much is in the funds? And what’s the — you know and what’s the yield? I guess it would be in sort of a treasury fund that’s probably in the most danger right now?

Bill Gerber:	Some — there are a lot of the funds that are very low. We have about 30 billion in total money market funds. And I mean the vast majority of those their yields, right now, is in the single digits.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Rich Repetto:	And then the average — I’m trying to see how much room you split that fees with TD asset management. Can you tell mw how the fee split is on that 30 billion?

Bill Gerber:	Right. TD has — only takes about 10 basis points, and we take the rest. So ...

Rich Repetto:	Which is 60?

Bill Gerber:	No, about 80.

Rich Repetto:	Eighty. OK. Congrats on a good net new asset number guys.

Bill Gerber:	Thanks, Rich.

Fred Tomczyk:	Thanks, Rich.

Operator:	Our next question comes from Patrick O’Shaughnessy of Raymond James; please go ahead.

Patrick O’Shaughnessy:	Good morning, guys.

Fred Tomczyk:	Hi, Patrick.

Bill Gerber:	Hi, Patrick.

Patrick O’Shaughnessy:	I was wondering if you could provide some updates on some of your asset gathering plans that you’ve talked about in the past, specifically maybe some of the things that you’re trying to do at TD Bank to try to better work the relationship that you have.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Fred Tomczyk:	Well, we talked about three areas that we’re working with TD Bank. Number 1 was us originating more accounts and assets out of their customer base and branch network. Number 2 is increasing the breadth and depth of our banking type products to our customer base. And 3 was working with TD Waterhouse in the U.K. The reality is that all of those are at very early stages. They’re really not impacting our asset gathering numbers as of yet.

I’d say the last one, the one with TD Waterhouse U.K. is probably moving along the quickest because that clearly is a win-win for both organizations. The other two because our partners at TD Bank U.S.A are in the midst of a significant conversion you know I think that is their top priority and ought to be their top priority. And so on that one, until they get through that, which will be September, we will continue to pilot different programs, but not really get at it I would call in real earnest and have any impact on us until probably 2010 at this point.

Patrick O’Shaughnessy:	Fair enough. Thank you.

Operator:	Our next question comes from (Daryl) — I’m sorry, Daniel Harris, with Goldman Sachs. Please go ahead.

Daniel Harris:	Hi, good morning.

Bill Gerber:	Good morning.

Fred Tomczyk:	Good morning, Daniel.

Daniel Harris:	I was hoping, can you guys just talk a little bit about the change in the commission rate that you guys have and the new outlook versus the old one. You talked a little bit about what we saw in 1Q, but do you expect the level of free trade then sort of a lower percentage of option trades to continue over the next few quarters?

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Fred Tomczyk:	No, not really. We’re expecting that to kind of revert back to the mean. We think that the options trading, particularly the volatility, was so high this last quarter that options became fairly expensive. And so as that volatility kind of moves back, we would expect to see more options trades. And certainly the free trades, as we mentioned, the 217,000 was the second-best quarter in our history, only exceeded by one back in March of ‘09 — of March of 2000, excuse me. And so we would expect to see free trades probably abate as well. So right now we’re expecting a range of you know right around 13-1/4 for the mid-point for the, you know, commission for the year — or for the next nine months.

Daniel Harris:	OK. OK, that’s great. And then just with regards to something else in the outlook statement and the expenses. You know you’ve got — you’ve got revenues down rough 12% or so on average and advertising down 3%. It’s the thought here you know continue to spend at a similar level and hopefully take more market share, or is that just not something that you had — you had anticipated lowering at all anyway.

Fred Tomczyk:	And as long as — our view on marketing, at $215 per account or up to $300 an account, if we can continue to do that and get the kind of new account flows and share of wallet that we’re seeing, we’ll continue to make those investments through the cycle.

Daniel Harris:	OK and then just lastly from me, just a point of clarification. Given your liquid — your net liquid assets, two things. One, does some of the change in regulatory capital, is that likely to change back in the next few quarters? I’m sorry, on the reserve fund.

And then the second thing is, is there any reason why you couldn’t re-purchase debt other than the fact that you’d like to hold more cash right now. Thanks a lot.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Fred Tomczyk:	Sure, no problem. On the reserve fund, the reserve fund, the monies that remain are still in liquid — they’re in our liquid assets right now. It’s about 100 million; it’s a little over 100 million that’s still there. We do expect to receive that during 2009. We’re not exactly sure on the timing of that. That’s obviously up to the reserve fund.

On what are we going to do with the cash and whether we’re going to pay down the debt. Our debt right now is at 1.77% interest rate, pre-tax. So we really don’t think that that would be a good use of our cash to pay down the debt that we would — we think we can do other things with it and look for opportunities that would make more money than that. But as always, we will continue to look at that. And if we feel, though, paying down the debt is appropriate, we’ll do so.

Operator:	Our next question comes from Roger Freeman, with Barclay’s Capital. Please go ahead, sir.

Roger Freeman:	Hi, good morning. Just wanted to come back to money markets again for a second. When did you cut fees on the — on the money market funds and — because it doesn’t — there’s obviously been a down-tick in yield, but it’s not been that significant yet. So just wondering when we sort of see the full quarter effect of that.

Fred Tomczyk:	Right. We — and it’s on several different funds. It’s not just one fund. We started waiving — I think the first time we actually waived was in early December. And so now we are looking at the —at the timing as really going through the rest of the next probably four to six months is when — assuming that the rate environment doesn’t change, assuming, as one of the other questions said, that the funds don’t start purchasing assets that are higher yielding to maintain a greater than 0% interest rate for the clients. We just think it’s the right thing to do to look at waiving our fees. So it’s really — it’s a fluid situation, but that’s essentially what’s happening right now.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Roger Freeman:	And just to follow-up on one of your answers before. So it’s sounds like most of the money market funds are in — are in government-backed securities and that you have little in the way of prime money markets. Is that right?

Fred Tomczyk:	It’s not — it’s not quite that explicit. But the — I think your basic premise is right. I think the majority is in government-backed. But it’s — I don’t think it’s a 90/10 split or anything like that.

Roger Freeman:	Do you have a good prime offering that — because we’re seeing certainly shifts market-wide from Treasury to prime.

Fred Tomczyk:	We — there is a — there is a prime offering at TDAM. And so people are certainly looking at that as well. So that’s another area with — because one of the mitigating strategies, as (Fred) mentioned you know we are looking at all these potentials for shifting.

Roger Freeman:	All right, OK. Then in terms of — the margin rate was pretty strong. It was actually down very slightly, I think 5 basis points. How come that didn’t go down more in the quarter?

Fred Tomczyk:	The ...

Roger Freeman:	Margin-lending yield.

Fred Tomczyk:	OK, the margin-lending yield. Sorry. It’s more probably the mix in the tiers that — what we’re seeing is that although the rate down, the people who are — who are de-leveraging are at the lower grid levels.

Roger Freeman:	Got it, OK. And in terms of the options. You made an interesting comment about the volume and the impact of volatility. Do you not see customers shifting into selling volatility, i.e.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

you know selling covered calls, that sort of thing. I would have thought that might have been somewhat of an offset.

Fred Tomczyk:	There is some of that definitely going on, Roger. But I think the — that is one of the education opportunities is to help people understand the benefits of selling covered calls, particularly in this market. Having said that you know I think it’s just — you know the reality is the premiums paid for the volatility on the options has taken some of the traders to look more seriously at the (leverage TDFs) than they might otherwise would have in other markets.

Roger Freeman:	OK and just lastly. Margin utilization, can you comment on that? Margin balances I think were down 42% sequentially, S&P down 22%. You know how are people actually using available margin right now?

Male:	Margin utilization had been holding in pretty much at the same rate that it — that we had seen until probably the beginning of October. And now we are seeing more de-leveraging, so to speak, of the — of the client relative to their total portfolio.

Roger Freeman:	Got it. OK. Thanks.

Fred Tomczyk:	You bet.

Operator:	Our next question comes from Mike Vinciquerra with BMO Capital Markets. Please go ahead, sir.

Mike Vinciquerra:	Thank you. Good morning, guys.

Male:	Hi, Mike.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Male:	Hi, Mike.

Mike Vinciquerra:	On the net new assets, just wanted to ask where are you seeing the majority of flows from? Obviously your biggest opportunity is with your current client base. But I’m just curious, with all the new accounts you’re adding, is that having a meaningful impact on the NNA or is it mostly from your old clients already.

Bill Gerber:	Well, it’s not one thing. It’s a whole lot of things. So I don’t think — if it was just one thing, we’d tell you that. But I — that is not what we’re seeing. It’s a combination of things. We continue to see our retention rates be quite good. We’re still early in the share of wallet, but we’re seeing some nice lift there. The new accounts are definitely contributing. And year over year, you’re seeing the RAA business come back to where it was pre-conversion and get back to being a decent you know and a healthy asset gatherer for us, which you wouldn’t have seen last year to the same degree.

Mike Vinciquerra:	OK. So at this point the new accounts coming in, we’ve seen a lift that many at many of the discount brokers. There’s not a lot of people just coming in and testing and kind of testing out the tools before bringing assets in. Are you seeing kind of the same funding percentage as you’ve seen historically?

Bill Gerber:	We’re seeing decent funding percentages, but obviously the account — assets per new account are down with the market a bit.

Mike Vinciquerra:	Sure, OK. And then, Bill, you mentioned the 177 rate on the debt. Do you guys not have any swaps in place at all? I mean, that’s — it’s all floating right at this point, so that’s going to just — if rates stay low you’re going to benefit.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Bill Gerber:	Right. We have not — we have not swapped — that’s certainly something that we have looked at in the past and obviously are looking at now. But correct, we are — it’s a floating rate and we reset it — right now we’re setting it every month based off of LIBOR.

Mike Vinciquerra:	Got it. All right. Then, finally, just one follow-up on the (TASS) deal. The main benefits come you said within 12 months after integration. How long do you think the integration’s actually going to take once you close that deal?

Male:	As we said on our call, we said it will take upwards of 18 months to get the full integration. But we are looking at ways right now to get some of the benefits earlier, particularly on the revenue side. But I think it’s pre-mature for us to get there. We have ideas, but you know until we get into integration planning in earnest with the other side, which is not right now, I think it would be premature for us to try to refine those numbers.

Mike Vinciquerra:	I understand. Thank you very much.

Operator:	Our next question comes from Mike Carrier of UBS. Please go ahead, sir.

Mike Carrier:	Thanks, guys.

Male:	Hi, Mike.

Male:	Hi, Mike.

Mike Carrier:	Just — you know when I’m looking at the net new assets in the account growth you know obviously in this environment despite you know the — I guess the environmental headwinds you know you want to continue to spend you know on the advertising. I guess when you’re looking through you know 2009, the (pool) bucket back on advertising you know isn’t that great. But if

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

you — if you look at whether it’s net new assets or account growth, if you went back to let’s just call it 1% account growth and net new assets on an announced basis, only coming in at maybe you know 3 to 5% you know is that an environment that you’d probably take another look at the advertising and say you know the incremental benefit that we’re getting from spending you know just isn’t there. So you know we’re going to be pulling back on you know the amount that we’re spending.

Bill Gerber:	Absolutely. As I said you know if we’re getting new accounts at these levels and new assets at these levels you know we’ll continue to invest in advertising. But if the business fundamentals pull off because of the market environment and our cost per account starts to rise and it’s just not working because of the environment, we would definitely consider pulling back on the advertising.

Mike Carrier:	OK and then just on the outlook statement. When I look at the darts, it looks like the average level you know for the — for the year is in line with you know sort of the January level, like 310,000. And it seems you know relatively high just given the environment. But you’re also generating a lot of new account growth. So I’m just trying to you know figure out like what makes you feel that — you know the 310,000 is a good average rate. Is it something to do with you know the new account you know growth.

Bill Gerber:	Yes, we actually have kept the same mid-point for the last nine months as we had in the initial. So I think we’re averaging about 290 as our expectation. You know we will definitely keep watching that. And the outlook does have you know a range in here for the last nine months of about 270 to 320. So that’s what baked into the high and low end of the range. So we do think that if there is a tapering off, we’ve had — we built some of that into the outlook statement. Right now, again, we are seeing you know — as Fred said, 310 so far in January. You know each month has been — we watch it very closely as you can tell.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Mike Carrier:	OK. And then, finally, just on the spread base revenues. You gave a lot of color on like the margin balances and the outlook. When you’re looking at the MMDA you know product — and I know you guys have gone you know into it in the past in terms of you know the laddered approach to investing the assets — but just trying to figure out like what are you know in your assumptions for the rest of the year you know given where rates are. Meaning you know where does the MMDA you know kind of yield you know baseline or bottom. And then if we were in this environment you know for an extended period of time, because you know the assets continue to re-rate, would there be ongoing pressure. And then same way. Meaning if rates started to go up you know would you see the benefit.

Bill Gerber:	Right. Today what we are looking at in the MMDA program is the risk-reward of extending very much. So our tendency is to stay a little bit shorter. We’re just not getting paid for much ((inaudible)) the extension. You know the mid-point is just a little over 3% is what we’re — what we’re seeing in the last nine months. And certainly if the rates continue this low you know we would have to see again the asset mix. It just depends you know if they stayed this way indefinitely you know what the rate could ultimately go to. But it’s a tough interest rate environment in the — in the investment side.

Mike Carrier:	OK, thanks, guys.

Bill Gerber:	OK, Mike.

Operator:	And our final question comes from Brian Bedell with Merrill Lynch. Please go ahead, sir.

Brian Bedell:	Good morning. Thanks, guys.

Male:	Hi, Brian.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Male:	Hi, Brian.

Brian Bedell:	Just to follow up quickly on the — on the money market fund (easylances). Are you assuming the 30 billion stays for 2009 and it does not — in your outlook statement it does not include any mitigation strategies to you know shift those over to higher yielding assets.

Bill Gerber:	Correct. We have not — we have not put any of the mitigating strategies into the outlook statement yet. Correct.

Brian Bedell:	OK. So there could only be really an you know upside to that if you’re successful in shifting some clients over.

Bill Gerber:	That’s right.

Brian Bedell:	Right, OK. On the (NIM) compression outlook, a couple things. First of all, do you think you can hold margin rate relatively steady over the next 12 months or so?

Bill Gerber:	Well, we’re fairly confident they’re not going to go much lower. But we think zero’s pretty — as far as they can go. But we think — we think so. You know Brian, we think that the opportunity is — you know as far as price improvement is not really that great. But you know the rates have come down to a point where we feel that we’re very competitive and we don’t see really very much pressure in reducing those further.

Brian Bedell:	Great. And then on the MMDA, I guess the run-up, what is the average maturity of that portfolio right now?

Bill Gerber:	The duration is slightly over two years. I think we are — we’re getting about two to three billion in the — in run-off every year.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Brian Bedell:	Right, OK. And they’re still being primarily invested in Canadian mortgage-backed securities on the short-term — on the short side?

Bill Gerber:	They have been. As you recall, we switched to the notional basis last July 1. But the vast majority of the — of the funds are currently invested in the Canadian mortgage-backs, yes.

Brian Bedell:	Right, OK. And then just the reason for the — the average commission drop in the outlook statement, just from you know when you did this last October versus now. Is it really just a different assumption on the level of options in the mix or are there more assumptions of (free trades) based in the new numbers.

Bill Gerber:	It’s actually the impact of what happened in the December quarter, when you blend it into the original outside is what drives it down. So the last nine months we are continuing at the same commission rate that we had in the October outlook to this outlook. The last nine months is identical. It’s just the effect that this quarter had $12.76. And when you blend that in for the entire year, that’s what gets you to the 12.92 to 13.30.

Brian Bedell:	Great. And then — so no structural change in what you’re thinking about for free trades going forward.

Bill Gerber:	No.

Brian Bedell:	OK, great. And then just on the momentum of the darts of the 310 January to date. Is that improving as we’re getting into January or is that you know stronger in the beginning part of January?

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Bill Gerber:	I mean that’s — as with any January, it’s a little bumpy as you start the year. So it’s very hard to draw many conclusions. Obviously the first couple of days of the year were slow, but since then we’ve seen some decent trading levels.

Brian Bedell:	And I would expect new account funding from the very good organic growth that you had in December to be kicking in over the next 30 to 60 days. Is that a fair statement?

Bill Gerber:	That’s a fair statement.

Brian Bedell:	OK, great and just one last question. Just on the auction rate securities, can you just update us on sort of the conversations that you’re having you know with the regulators on that and what level of auction rate securities your clients have been holding.

Bill Gerber:	OK. And currently our clients have about — excuse me — 700 million in auction rate securities. We’ve actually seen — this is an area where we are seeing some liquidity come to the market. There has been redemptions you know almost 400 million since really post Christmas. And so we’re pleased to see about that. We are cooperating with regulators in the discussions and — although there’s no finalization yet as to ultimately what the result will be.

Brian Bedell:	OK. So kind of worst case scenario, you’d have to sort of buy back the 700 million, you’d hold it on your balance sheet until it matured I guess. But you’d have that use of case I guess temporarily.

Bill Gerber:	That would be the worst case, I agree.

Brian Bedell:	Great. Great. Thanks so much.

Male:	OK, Brian.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Male:	Thanks, Brian.

Operator:	And our final question comes from Joel Jeffrey of KBW. Please go ahead, sir.

Joel Jeffrey:	Good morning, guys.

Male:	Hi, Joel.

Bill Gerber:	Hi, Joel.

Joel Jeffrey:	Can you just give the percentage of the darts that came from options trades in the quarter?

Bill Gerber:	It was 9-1/2%.

Joel Jeffrey:	OK, great and then just lastly. In terms of the MMDA program, what was the rate that the Canadian MBS portfolio was paying?

Bill Gerber:	I’m going to be — I’m going to have to give you an estimate here. But I believe it’s about 4-1/2%-ish. I can — we can clarify that with you after the call. But it’s about 4-1/2%.

Joel Jeffrey:	And has that come down or has that been relatively calm?

Bill Gerber:	Well, that piece of it has stayed flat during — you know because we bought it and then it just — we’re (hoping) coupons here. So ...

Joel Jeffrey:	OK. Great, thanks so much.

TD AMERITRADE
Moderator: Bill Murray
01-20-09/7:30 am CT
Confirmation # 4761784

Bill Gerber:	OK, Joel.

Operator:	And this concludes the question and answer session today. At this time, I’ll turn the conference back over to Mr. Fred Tomczyk.

Fred Tomczyk:	OK. Thank you, everyone, for joining us on the call today. We’re obviously very happy with our start to the year. We’re right on consensus. We’re quite happy with our organic growth in the market. But as we’ve said you know we’ve got some headwinds here that we’re facing. We’re certainly not immune to them like all of our peers and competitors, but management is putting in place a number of mitigating strategies. But we’ll continue to stay focused on growing our business and getting to the other side of the cycle.

Thank you.

Operator:	This concludes today’s conference. I’d like to thank you for your participation. You may now disconnect your lines.
END
Additional Information About this Transaction
In connection with the proposed merger, TD AMERITRADE Holding Corporation (“TD AMERITRADE”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim Group Inc. (“THINKORSWIM”) that also constitutes a prospectus of TD AMERITRADE. THINKORSWIM will mail the proxy statement/prospectus to its stockholders. TD AMERITRADE and THINKORSWIM urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by THINKORSWIM and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing THINKORSWIM’s website at www.thinkorswim.com by clicking on the link for “Investors”, then clicking on the link for “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.tdameritrade.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”.
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THINKORSWIM, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from THINKORSWIM stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of THINKORSWIM stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about THINKORSWIM’s executive officers and directors in THINKORSWIM’s definitive proxy statement filed with the SEC on April 29, 2008. You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on Jan. 6, 2009. You can obtain free copies of these documents from THINKORSWIM or TD AMERITRADE using the contact information above.
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     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of THINKORSWIM stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in THINKORSWIM’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. THINKORSWIM and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.